UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):        ☒    Form 10-K           ☐     Form 20-F           ☐    Form 11-K            ☐      Form 10-Q      ☐      Form N-SAR         ☐      Form N-CSR

For Period Ended: December 31, 2010

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.
Full Name of Registrant
Former Name if Applicable NIVS Industry Park, No. 29-31 Shuikou Road
Address of Principal Executive Office (Street and Number) Huizhou, Guangdong 516006, People's Republic of China
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On March 27, 2011, the Company's Board of Directors appointed a Special Committee comprised of independent directors, Charles C. Mo and Robert J. Wasielewski, to investigate certain allegations of the Company’s former auditor, Malone Bailey, LLP, (“Malone Bailey”), in connection with which Malone Bailey withdrew its audit opinion related to the Company's audited financial statements for the year ended December 31, 2009, and to take remedial action if appropriate.  On the same day, the Special Committee engaged Sidley Austin LLP (“Sidley”) as independent counsel in connection with the investigation, and on March 30, 2011, Sidley retained Deloitte to serve as its forensic accounting advisor.

The Company has also separately retained a new independent registered public accounting firm, BDO China Li Xin Da Hua CPAs, to audit its financial statements for the 2009 year, as well as for the year ended December 31, 2010.

At this time, the Company is unable to predict when it will be in a position to file its annual report on Form 10-K for the year ended December 31, 2010, however, the Company intends to submit such filing as soon as practicable after completion of the work that will be performed by the Special Committee and by BDO China Li Xin Da Hua CPAs.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tianfu Li (CEO)	86 752	3125862
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes      ☐  No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*  The Company’s narrative disclosure in Part III hereof, is incorporated herein by reference.  At this time, the Company is unable to predict if any significant change in results of operations from the year ended December 31, 2009 will be reflected by the earnings statements to be included in the annual report for the year ended December 31, 2010.

NIVS INTELLIMEDIA TECHNOLOGY
GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2011	By:	/s/ Tianfu Li
Tianfu Li
Chief Executive Officer